UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G
              Under the Securities Exchange Act of 1934
                          (Amendment No. 3)*



                             Quipp, Inc.
                           (Name of Issuer)


                             Common Stock
                    (Title of Class of Securities)


                             748802 10 5
                            (CUSIP Number)



       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















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CUSIP No.  748802 10 5            13G                Page 2 of 4 Pages




    1   NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Louis D. Kipp

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                  (a)  {     }
                                  (b)  {     }

    3   SEC USE ONLY



    4   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
                    5   SOLE VOTING POWER

       NUMBER OF          92,705 at December 31, 1995
        SHARES
      BENEFICIALLY  6   SHARED VOTING POWER
        OWNED BY
          EACH
       REPORTING    7   SOLE DISPOSITIVE POWER
         PERSON
          WITH            92,705 at December 31, 1995

                    8   SHARED DISPOSITIVE POWER


    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               92,705 at December 31, 1995

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               5.8% at December 31, 1995

   12     TYPE OF REPORTING PERSON*

          IN

                    *SEE INSTRUCTION BEFORE FILLING OUT!





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   This Amendment No. 3 amends and restates the information in the
  Amendment No. 2 to Schedule 13G filed on behalf of Louis D. Kipp on February 14, 1996. Only Item 4 has been revised.

  Item 1(a).     Name of Issuer:

       Quipp, Inc.

  Item 1(b).     Address of Issuer's Principal Executive Offices:

       4800 N.W. 157th Street, Miami, Florida 33014

  Item 2(a).     Name of Person Filing:

       Louis D. Kipp (the "Filing Person")

  Item 2(b).     Address of Principal Business Office, or if none, Residence:

       4800 N.W. 157th Street, Miami, Florida 33014

  Item 2(c).     Citizenship:

       United States of America

  Item 2(d).     Title of Class of Securities:

       Common Stock

  Item 2(e).     CUSIP Number:

       748802 10 5

  Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       Not applicable.

  Item 4.   Ownership:

       As of December 31, 1995, Mr. Kipp beneficially owned 92,705 shares of the Issuer's common stock, $.01 par value ("Common Stock"), representing 5.8% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Mr. Kipp had sole power to vote and dispose of all 92,705 shares, of which 30,000 shares were owned by Mr. Kipp's spouse and 46,705 shares were owned jointly by Mr. Kipp and his spouse.












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  Item 5.   Ownership of Five Percent or Less of a Class.

       Not applicable.

  Item 6.   Ownership of more than Five Percent on Behalf of Another Person.

       Not applicable.

  Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

       Not applicable.

  Item 8.   Identification and Classification of Members of the Group.

       Not applicable.

  Item 9.   Notice of Dissolution of Group.

       Not applicable.

  Item 10.       Certification.

       Not applicable.


                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 12, 1998
                                          (Date)


                                          /s/Louis D. Kipp
                                          Louis D. Kipp
                                          (Name)





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